(An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF AURYN RESOURCES INC.

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Dated: November 23, 2016

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.1	Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn Resources Inc. (the “Company” or “Auryn”) has been prepared by management to assist the reader to assess material changes in the financial condition and results of operations of the Company as at September 30, 2016 and for the three and nine months then ended. This MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2016 and 2015. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited annual consolidated financial statements for the six months ended December 31, 2015.

The effective date of this MD&A is November 23, 2016.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability; uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web-site at www.aurynresources.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.2	Overall performance

1.2.1	Description of business

Auryn Resources Inc. (“Auryn” or the “Company”) is an exploration company focused on the acquisition, exploration and development of mineral resource properties. Auryn’s principal mineral property is the Committee Bay gold project located in Nunavut Canada. The Company also holds a 100% interest in the Homestake Ridge Project located within the Iskut-Stewart-Kitsault belt, in north-western British Columbia and a substantial project portfolio in Peru.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. Effective November 1, 2016, the Company commenced trading on the Toronto Stock Exchange under the symbol AUG.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

1.2.2	Committee Bay Project

The Committee Bay Project is comprised of more than 380,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km NE of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

Figure 1 – regional map showing the location of the Committee Bay project, adjacent mineral operations and local communities.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.2.2	Committee Bay Project (continued)

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amuraq.

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years of the commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

Mineral Resources

High-grade gold occurrences are found throughout the 300 km strike length with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated August 20, 2015 filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade	Tonnes	Gold grade	Contained Au
		(g/t Au)	(t)	(g/t Au)	(oz)
April 2013 Resource
Indicated	Open Pit	1.35	3,600,000	4.81	557,000
	Underground	2.50	716,000	5.46	126,000
			4,316,000	4.91	683,000
Inferred	Open Pit	1.35	1,000,000	5.24	169,000
	Underground	2.50	4,520,000	5.48	796,000
			5,520,000	5.43	965,000

April 2013 High Grade Subset
Indicated	Open Pit	3.50	1,474,300	8.60	407,514
	Underground	3.50	379,000	7.74	94,215
			1,853,300	8.42	501,729
Inferred	Open Pit	3.50	524,400	8.13	137,043
	Underground	3.50	2,830,000	6.98	635,136
			3,354,400	7.16	772,179

•	See section 1.2.4 for cautionary language concerning mineral resources

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.2.2	Committee Bay Project (continued)

Acquisition

The Committee Bay project was acquired through the Company’s acquisition of North Country effective September 25, 2015 for a total purchase price of approximately $18.4 million.

Pursuant to a plan of arrangement, each outstanding share of North Country was exchanged for 0.1 of a common share of Auryn and resulted in the issuance of 13,838,894 common shares, with a fair value of $1.22 per common share, and 840,000 replacement stock options, with a weighted average fair value of $0.16 per option. The fair value of the common shares was determined using the last closing market price of the Company’s shares on the day of the acquisition.

The North Country acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $161,383 are capitalized and included in the cost of the net assets acquired. North Country’s operations have been included in the Company’s results of operations from the acquisition date.

2016 Drilling and Exploration Programs

The Company’s 2016 exploration programs at the Committee Bay Project include both regional exploration and targeted drill testing. These programs commenced in June 2016 and continued until early September 2016 at a total cost of $13.1 million, which includes $1.6 million of 2017 resupply and staging costs discussed below.

The Company completed a major screening of the Committee Bay greenstone belt with approximately 10,000 meters of rotary air blast (“RAB”) drilling, 3,750 meters of diamond drilling at the Three Bluffs deposit, 5,500 regional till samples, 3,100 XRF till samples, 1,000 line kilometers of mapped boulders and 3,500 square kilometers of drone imagery over an 8 week field season covering an estimated 85% of the belt.

RAB Drilling Results

The RAB drilling undertaken this year was designed to test new target structures underneath till cover and to drill the source rock of gold in till anomalies and mineralized boulder trains. To date 60% of the results have been received with the following highlights from Anuri, Muskox and West Plains target areas listed in the table below.

Target Area	Hole ID	From (meters)	To (meters)	Length (meters)	Grade Au g/t
Anuri	16ARR003	36.58	50.29	13.71	1.91
		108.21	112.78	4.57	1.48
Anuri	16ARR002	153.92	173.74	19.81	0.81
Muskox	16MXR002	96.01	103.63	7.62	0.4
West Plains	16WPR047	79.25	83.82	4.6	1.86

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.2.2	Committee Bay Project (continued)

Diamond Drilling Results

The diamond drilling at the Three Bluffs deposit had a primary objective of extending the mineralization at the deposit to depth. The program has successfully extended the depth of mineralization 200 to 250 meters vertically on the western half of the deposit to 450 meters vertical depth and between 100 to 250 meters on the eastern half of the deposit to 760 meters vertical depth.

Target Area	Hole ID	Nearest drill hole (meters)	From (meters)	To (meters)	Length (meters)	Grade Au g/t
Antler	16AN043	240	results pending
Antler	16AN044	190	443	452	9	3.43
	including		444	477	3	7.44
Three Bluffs	16TB147	150	419	442	23	2.5
	including		430	433	3	7.01
Three Bluffs	16TB148	110	465	476	11	1.73
			552	566	14	1.73
			600	601	1	10.95
Three Bluffs	16TB149	250	777	807	30	2.12
	including		801	806	5	7.01

Figure 2 – Illustrates belt wide exploration through till sampling and drone imagery acquisition. 2016 drill targets are highlighted by the red polygons.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.2.2	Committee Bay Project (continued)

2017 Resupply and Staging Operations

In preparation of future drill campaigns at Committee Bay, the Company has purchased and mobilized approximately $1.6 million of supplies, including fuel, via summer barges. This approach will significantly lower the overall cost of fuel delivered to the project site and provide the flexibility to expand operations as required.

1.2.3	Homestake Ridge Project

The Homestake Ridge project is located in the Kitsault Mineral district in northwestern British Columbia and covers approximately 7,500 hectares.

Acquisition

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake for total consideration of approximately $15.4 million pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Homestake shareholders received one Auryn share for each seventeen (17) Homestake common shares held.

The Homestake Ridge project is held 100% by Auryn and is subject to various royalty interests held by unrelated third parties.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.2.3	Homestake Ridge Project (continued)

Mineral Resources

The project hosts numerous precious metal epithermal occurrences and a significant resource as listed in the table below (refer to 43-101 report dated June 7, 2013 as filed under Homestake Resource’s Sedar profile at www.sedar.com). To date, 268 holes, totalling 77,845 metres, have been completed on the property and multiple exploration targets remain to be tested.

Table 1: Combined Main Homestake, Homestake Silver and South Reef Resources at incremental $NSR/T cut-offs

Results of Enhanced Metallurgical Testing

Subsequent to the acquisition of Homestake on September 7, 2016, the Company completed enhanced metallurgical testing under the direction of TS Technical Services Ltd. And Base Metallurgical Laboratories Ltd. Results from the preliminary metallurgical tests showed strong metallurgical recoveries and the ability to produce high value copper and lead concentrates from both the Homestake Main and Homestake Silver zones respectively. The lead concentrate of 26.5% Pb produced from the silver zone composites contained 789 g/t Au and 12,100 g/t Ag while the copper concentrate of 25.7% Cu produced from the gold zone composites contained 387g/t Au and 652g/t Ag. For more details on the test results see the news release dated November 14, 2016 at www.aurynresources.com.

1.2.4	Peruvian Exploration Projects

Baños del Indio

On September 26, 2016 the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of Auryn’s Huilacollo project. Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments as outlined in the table below.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.2.4	Peruvian Exploration Projects (continued)

Due Dates			Property		Work Expenditures
			Payments
Effective Date (September 22, 2016)	paid	US$	100,000	US$	-
September 22, 2017			100,000		200,000
September 22, 2018			100,000		250,000
September 22, 2019			200,000		1,000,000
September 22, 2020			150,000		2,000,000
September 22, 2021			2,500,000		-
Total		US$	US$ 3,150,000	US$	3,450,000

The Baños del Indio epithermal property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru. Baños del Indio shares many similarities with the La Coipa mine complex in northern Chile where economic mineralization is principally located beneath similar high-level steam heated epithermal alteration. Initial exploration to define drill targets will focus on structural mapping, multi-spectral analysis to identify high temperature clays, volumetric sampling and induced polarization geophysical surveys.

Sombrero Option

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp. (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and make cash payments totalling US$200,000. Upon signing of the Sombrero Option, the Company paid US$140,000 with the remaining US$60,000 due on or before the first anniversary of the agreement.

Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of 1 year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5 million.

The Sombrero Project lies within the northwestern most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is probably a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.2.4	Peruvian Exploration Projects (continued)

Huilacollo Option

The Huilacollo epithermal property is comprised of 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well defined feeder structures as highlighted by trench intercepts up to 38m at 6.7g/t Au and drill holes including 34m @ 2.14g/t. Importantly, the mineralization as currently defined, represents less than 10% of the area of first order geophysical targets defined by overlapping high resistivity and low chargeability zones that represent the potential for oxide gold mineralization within silica bodies (see figure 5). Initial exploration work will focus on rapidly establishing drill targets through structural mapping, trenching, volumetric sampling, and multi-spectral analysis with an initial drill program planned for the fourth quarter of 2016. Huilacollo has excellent infrastructure with access by road, nearby high voltage power lines and water.

The Company acquired the rights to Huilacollo through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to an NSR, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates			Property		Work Expenditures
			Payments
Effective Date (May 11, 2016)	paid	US$	250,000	US$	-
May 11, 2018			500,000		2,000,000
May 11, 2019			-		3,000,000
May 11, 2020			250,000		-
May 11, 2021			250,000		2,000,000
May 11, 2022			7,500,000		-
Total		US$	8,750,000	US$	7,000,000

Curibaya

On June 2, 2016, the Company announced its acquisition of a 100% ownership interest in the Curibaya property, which is also in the Tacna province of southern Peru. The Curibaya property, which consists of 31,600 hectares, was acquired through direct staking and the national auction process.

2016 Exploration Programs

The Company’s 2016 exploration program within Peru will consist of community outreach programs, geochemical surveys and an IP survey at Baños del Indio. All this work is being conducted to lay the foundation for a 2017 drill campaign across the various projects. Total expenditures within Peru for 2016 are expected to be between $2,000,000 and $3,000,000.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.2.5	Overall program analysis and economics

During the nine months ended September 30, 2016, the Company spent $31,230,209 in exploration and acquisition expenditures at its mineral interests, including $16,009,503 on the acquisition of Homestake, as detailed in the table below:

	Committee	Homestake
	Bay	Ridge	Peru	Total
Acquisition costs
Acquisition of Homestake	-	16,018,070	-	16,018,070
Other acquisition costs	39,106	10,000	939,410	988,516
Exploration and evaluation costs
Assaying	795,464	-	16,476	811,940
Exploration drilling	1,776,513	-	-	1,776,513
Camp cost, equipment and field supplies	1,069,477	3,762	5,170	1,078,409
Geological consulting services	980,474	2,763	65,607	1,048,844
Geophysical analysis	678,529	-	-	678,529
Permitting, environmental and community costs	152,958	-	62,907	215,865
Expediting and mobilization	485,549	-	-	485,549
Salaries and wages	1,532,840	-	57,114	1,589,954
Fuel and consumables	1,627,595	-	51	1,627,646
Aircraft and travel	3,971,425	1,950	15,103	3,988,478
Share-based compensation	818,582	-	-	818,582
Total	$13,928,512	$16,036,545	$1,161,838	$31,126,895

As at September 30, 2016, the fuel and consumables within mineral properties included $1,653,245 (September 30, 2015 – $430,432) related to fuel on hand for use in next year’s exploration program.

1.2.6	Qualified Persons and Technical Disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

With respect to the drilling at Committee Bay, analytical samples were taken using 1/8 of each 5ft (1.52m) interval (chips) and sent to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au. True widths of the reported intercepts are believed to be approximately 60% of the drilled widths.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.2.6	Qualified Persons and Technical Disclosures (continued)

Cautionary Note About Mineral Resources:

Mineral Resources that are not mineral reserves have not demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Ltd. (see the Technical Report n the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on August 21, 2015). There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

The Homestake Ridge resource estimate was prepared by Roscoe Postle Associates Inc. (RPA). (see 43-101 report dated June 7, 2013 as filed under Homestake Resource’s Sedar profile at www.sedar.com).

1.3	Selected annual information

	Six Months	Year ended	Year ended
	December 31, 2015	June 30, 2015	June 30, 2014

Comprehensive loss for the period	$2,382,107	$1,400,603	$2,079,793
Net loss for the period	$1,860,107	$1,922,603	$2,079,793
Basic and diluted loss per share	$0.05	$0.08	$0.13
Total assets	$31,031,214	$8,797,284	$2,454,548
Total long-term liabilities	$1,100,093	$-	$-
Cash dividends per share	-	-	-

The Company generated no revenues from operations during the above periods.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.4	Results of Operations

Nine months ended September 30, 2016 and 2015

During the nine months ended September 30, 2016, the Company reported a net loss of $1,992,516 and loss per share of $0.04 compared to $1,678,272 and $0.05, respectively, for the same period in the prior year.

Significant variances are discussed as follows:

(1)

During the nine months ended September 30, 2016, the Company incurred $4,245,698 in administrative expenses, an increase of $2,027,283 over the same period in the prior year. This increase is attributable to additional corporate, office and administration, share-based compensation, legal and travel costs in support of the Committee Bay project, the Peruvian operations and project investigation activities. Costs in the same period for the prior year did not yet include any support for Committee Bay which was purchased at the end of the comparative period.

(2)	The significant increase in wages and consulting fees on a per month basis relates to the addition of executive level and support personnel at the Company’s office in Vancouver.
(3)

On July 21, 2016, the Company granted 2,355,000 incentive stock options to directors, officers, employees and others. Share-based compensation of $1,615,757 was recorded within administration costs in relation to this grant and the amortization of the options granted in August 2015. In the same period in the prior year, the Company granted 1,280,000 stock options to directors, officers, employees and others and recorded share-based compensation of $444,147.

(4)

Travel, marketing and investor relation costs totalled $649,186 for the nine months ended September 30, 2016 ($451,807 – nine months ended September 30, 2015) relating to investor shows and conferences attended. This was an increase on the previous periods and tied to the Company’s larger market capitalization and increased project portfolio.

(5)

Total direct project investigation costs for the nine months ended September 30, 2016 were $109,603 compared to $211,965 in the same period of the previous year. This decrease relates to reduced levels of investigative activities as the Company’s staff focused on Committee Bay, the acquisition of Homestake and acquisitions in Peru.

(6)

During the nine months ended September 30, 2016, the Company recorded a net gain of 15,390 which included a $135,000 gain realized on the Homestake shares the Company held prior to the acquisition, partially offset by a $119,610 mark to market loss on shares of Bravada Gold Corporation which were acquired as part of the net assets of Homestake. During the nine months ended September 30, 2015, the Company realized a gain of $635,000 on its investment in North Country common shares on completion of the acquisition.

(7)

During the nine months ended September 30, 2016, the Company recorded other income of $2,319,023 related to the amortization of the flow-through premium created in connection with the Company’s May 2016 prospectus offering (see section 1.6/1.7).

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.4	Results of Operations (continued)

Three months ended September 30, 2016 and 2015

During the three months ended September 30, 2016, the Company reported net income of $144,462 and earnings per share of $0.00 compared to a net loss of $674,069 and a loss per share of $0.02 for the three months ended September 30, 2015.

Significant variances are discussed as follows:

(1)

During the three months ended September 30, 2016, the Company incurred $1,483,821 in administrative expenses, an increase of $408,945 over the three-month period in the prior year. This increase is attributable to additional Consulting fees, directors' fees, wages and benefits, Share-based compensation, and Travel, marketing and investor relations costs. The increase relates to additional personnel and overhead added subsequent to the acquisition of North Country and the Company’s interests in Peru.

(2)

During the three months ended September 30, 2016, as discussed above, the Company recorded $635,429 in share-based compensation expense and other income $1,651,843 related to the amortization of a flow- through premium.

1.5	Summary of quarterly results

Three months ended	Interest and	Net income	Comprehensive	Earnings (loss)
	other income	(loss)	income (loss)	per share
	$	$	$	$
September 30, 2016	24,359	144,462	140,361	0.00
June 30, 2016	22,060	(1,020,627)	(1,019,487)	(0.02)
March 31, 2016	8,010	(1,116,351)	(1,116,351)	(0.02)
December 31, 2015	8,814	(1,186,038)	(1,186,038)	(0.02)
September 30, 2015	14,355	(674,069)	(1,196,069)	(0.01)
June 30, 2015	38,106	(567,492)	(45,492)	(0.02)
March 31, 2015	3,813	(436,711)	(436,711)	(0.01)
December 31, 2014	4,983	(535,059)	(535,059)	(0.03)

During the last eight quarters, the Company’s net income (loss) has ranged between net income of $144,462 and a net loss of $1,186,038. The Company’s losses and expenditures have generally increased during this period as the Company has progressed from project investigation and acquisition to exploration and development. The reason for the decrease in the current three month period is in relation to the amortization of the flow through shares which offsets the net loss. Comprehensive loss for the period ended June 30, 2015 comparatively decreased due to the recognition of an unrealized gain resulting from the revaluation of the North Country investment. This accumulated gain was then recognized during the three months ended September 30, 2015. Also, during the three months ended March 31, 2015, the Company recognized a one-time gain of $200,000 due to the initial recognition of the investment in North Country, which reduced the net loss on that period.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.6/1.7	Liquidity and capital resources

As at September 30, 2016, the Company had cash and cash equivalents of $6,813,069 and working capital of $5,877,945. Current liabilities as at September 30, 2016 include accounts payable and accrued liabilities of $2,319,397, which have primarily been incurred in connection with the exploration and acquisition activities within the Company’s Committee Bay and Peru projects and maintaining the Company’s public listing in good standing, but also include accounts payable acquired as part of the net assets of Homestake.

During the three and nine months ended September 30, 2016, the Company expended net cash of $1,368,633 and $3,306,325, respectively, in operating activities compared to cash provided of $157,054 and cash used of $1,684,769, respectively, during the same periods in the prior year. The Company also expended $8,490,918 and $13,121,049 in investing activities during the three and nine month periods, respectively, predominantly on program costs from its Committee Bay project.

During the three and nine months ended September 30, 2016, the Company raised net $5,319,837 and $19,638,837, respectively, in financing activities through the issuance of common shares.

The Company’s current working capital is sufficient for the Company to meet its immediate liquidity requirements as well as those for the next twelve months.

Common shares issued

May 2016 Prospectus Offering

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “Offering”). Under the terms of the Offering, the Company issued an aggregate of 4,732,700 Flow-Through Shares at a price of $1.89 per Flow-Through Share and 4,285,714 Common Shares at a price of $1.40 per Common Share.

A summary of the intended use of the net cash proceeds of $13,650,731 is presented as follows:

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.6/1.7	Liquidity and capital resources (continued)

Use of Proceeds: Proposed 12 Month Budget		Intended Use of Proceeds of the Offering	Actual Use of Proceeds of the Offering to September 30, 2016	(Over)/under expenditure
2016 Committee Bay Project Exploration Program (Flow Through eligible):		$8,944,803	$11,660,891	($2,716,088)
•	Airborne electromagnetic surveys
•	8,000 to 12,000 metres of drilling
•	Comprehensive till survey
•	Logistics and staging for 2016 programs
•	Advanced staging for 2017 programs
2016 Committee Bay Exploration Program (Non-Flow Through eligible)		$750,000	$39,106	$710,894
•	Claim staking program
•	Equipment and camp maintenance
•	Project administration and holding costs
General Working Capital		$3,955,928	$1,950,734	$2,005,194
Total		$13,650,731	$13,650,731	$0
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones

The Company drilled inexcess of 13,000 metres at Committee Bay in 2016, as a result exploration expenditures were higher than originally anticipated. These additional funds we utilised from the Company’s excess general working capital.

Other Issuances

On September 16, 2015, the Company completed a non-brokered private placement for gross proceeds of $5,802,000 by issuing 4,835,000 units of the Company at a price of $1.20 per unit. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant is exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months. In the event that the Company’s common shares trade at a closing price on the TSX Venture Exchange of equal or greater than $2.40 per share for a period of 20 consecutive trading days at any time after four months after the closing date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company. Total broker commissions paid under the offering were $119,250.

A reconciliation between the intended use of proceeds and their actual is presented below:

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.6/1.7	Liquidity and capital resources (continued)

Intended Use of Proceeds of September 2015 Private Placement		Actual Use of Proceeds from September 2015 September Private Placement until May 3, 2016		(Over)/under expenditure
Offering Expenses	$164,000	Offering Expenses	$164,000	-
Further development of the Committee Bay Project:	$2,500,000	Further development of the Committee Bay Project:	$2,298,372	$202,067
• Spring 2016 Mobilization		• Spring Mobilization 2016
• Regional staking programs		• Regional programs staking
• Geophysical surveys		Geophysical surveys
Peruvian Exploration Project	$1,500,000	Peruvian Exploration Project	$635,267	$864,733
General working capital	$1,638,000	General working capital	$1,952,142	$(314,142)
Total	5,802,000	Total	$5,049,781	$ 752,658
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones		The Company’s expenditures within Committee Bay were in line with expectation. Delays in deal completion in Peru resulted in lower than expected expenditure on those projects.

Other sources of funds

As at September 30, 2016, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options and share purchase warrants with terms as follows:

Stock Options	Outstanding			Exercisable
Expiry date	Number of	Exercise price	Remaining	Number of	Exercise price	Remaining
	options		contractual	options		contractual
			life (years)			life (years)
Dec 7, 2016	95,139	$2.21	0.19	95,139	$2.21	0.19
Feb 3, 2019	30,000	1.50	2.35	30,000	1.50	2.35
Feb 17, 2019	1,220,000	0.51	2.38	1,220,000	0.51	2.38
Aug 17, 2020	1,229,250	1.30	3.88	909,250	1.30	3.88
June 21, 2021	2,355,000	2.63	4.72	883,125	2.63	4.72
	4,929,389	1.76	3.83	3,137,514	1.40	3.41

Expiry date	Number of warrants	Exercise price
August 5, 2017	194,993	$0.85
August 14, 2017	67,645	0.85
September 16, 2017	1,902,500	1.70
May 4, 2018	31,261	1.40
	2,196,399	$1.59

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.8	Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

1.9	Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Three months	Three months	Nine months	Nine months
	ended	nded	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
Universal Mineral Services Ltd. [1]
Included in the statement of operations:

Consulting fees, directors' fees, wages and benefits	$77,823	$109,113	$225,784	$327,124
Legal and professional fees	206	678	908	678
Office, rent and administration	95,576	112,210	297,931	308,797
Regulatory, transfer agent and shareholder information	2,363	-	8,108	5,850
Travel, marketing and investor relations	216	84,696	9,432	161,920
Project investigation costs	-	15,453	-	95,890
Capitalized to mineral property interests:
Committee Bay	4,484	34,517	11,064	110,061
Peru	-	6,520	-	6,520

Total transaction for the periods	$180,668	$363,187	$553,227	$1,016,840

1.

Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated December 30, 2015, provides office space and administrative services to the Company on a cost recovery basis. The outstanding balance owing at September 30, 2016 was $64,553 (December 31, 2015 – $119,781).

(b)	Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30, 2015	September 30, 2016	September 30, 2015
	2016
Short-term
benefits	$234,725	$150,375	$680,131	$419,720
Share-based
payments	412,383	110,172	1,071,006	131,090
	$647,108	$260,547	$1,751,137	$550,810

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.10	Subsequent events

a)	Subsequent to September 30, 2016, a total of 23,601 stock options were exercised with a weighted average exercise price of $1.86 for gross proceeds of $43,921.

b)	Subsequent to September 30, 2016, a total of 165,758 share purchase warrants were exercised with a weighted average exercise price of $1.70 for gross proceeds of $281,561.

c)	All other subsequent events are included within other sections of this MD&A.

1.11	Proposed Transactions

None

1.12	Critical Accounting Estimates

This section is not required as the Company is a Venture Issuer, as the term is defined in National Instrument 51-102

Continuous Disclosure Obligations.

1.13	Changes in accounting policies including initial adoption

None

1.14	Financial instruments and other instruments

As at September 30, 2016, the Company’s financial instruments consist of cash and cash equivalents, investments, amounts receivable, deposits and accounts payables and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to their short-term to maturity. The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk management. Details of each risk are laid out in the notes to the Company’s consolidated financial statements.

1.15	Other requirements

Capital structure

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as at November 23, 2016: 66,654,173 Number of common shares issued and outstanding as at September 30, 2016: 66,464,814

Stock options as at November 23, 2016:

Stock Options	Outstanding			Exercisable
Expiry date	Number of	Exercise price	Remaining	Number of	Exercise price	Remaining
	options		contractual	options		contractual
			life (years)			life (years)
Dec 7, 2016	82,788	$2.21	0.04	82,788	$2.21	0.04
Feb 3, 2019	10,000	1.50	2.20	20,000	1.50	2.20
Feb 17, 2019	1,220,000	0.51	2.24	1,220,000	0.51	2.24
Aug 17, 2020	1,228,000	1.30	3.74	1,068,000	1.30	3.74
June 20, 2021	2,355,000	2.63	4.58	883,125	2.63	4.58
	4,905,788	$1.76	3.70	3,273,913	$1.39	3.30

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Nine Months Ended September 30, 2016

1.15	Other requirements (continued)

Share purchase warrants as at November 23, 2016:

Expiry date	Number of warrants	Exercise price
August 5, 2017	194,993	$0.85
August 14, 2017	67,645	0.85
September 16, 2017	1,737,500	1.70
May 4, 2018	30,503	1.40
	2,030,641	$1.59

Disclosure controls and procedures

As defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, disclosure controls and procedures require that controls and other procedures be designed to provide reasonable assurance that material information required to be disclosed is duly gathered and reported to senior management in order to permit timely decisions and timely and accurate public disclosure.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design of the Company’s disclosure controls and procedures (“DC&P”) and the design of internal controls over financial reporting (“ICFR”) as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), and in accordance with accounting policies set out in the notes to the audited consolidated financial statements for the six months ended December 31, 2015.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Note: As a venture issuer, the Company is not required to certify the design and evaluation of the issuer’s DC&P and ICFR and has not completed such an evaluation; and there are inherent limitations on the ability of management to design and implement on a cost effective basis DC&P and ICFR for the Company which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports required under securities legislation.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”
Shawn Wallace
President and Chief Executive Officer
November 23, 2016